UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2019
Commission File Number 333-228667

Sands China Ltd.
(Translation of registrant's name into English)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao SAR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

This report contains Sands China Ltd’s (the “Company”) announcement, dated February 1, 2019, that the listing of, and permission to deal in, certain notes of the Company, which have been registered under the United States Securities Act of 1933, is expected to become effective on The Stock Exchange of Hong Kong Limited on or about February 4, 2019.

Exhibits

99.1	Announcement, dated February 1, 2019, entitled “Notice of Listing on The Stock Exchange of Hong Kong Limited.”

INDEX TO EXHIBITS

99.1	Announcement, dated February 1, 2019, entitled “Notice of Listing on The Stock Exchange of Hong Kong Limited.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: February 1, 2019	By:	/s/ Dylan James Williams
Name: Dylan James Williams Senior Vice President of Legal and Company Secretary